BY EDGAR AND U.S. MAIL

September 17, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Attention:   Ms. Ellie Quarles, Esq., Special Counsel
       Division of Corporation Finance

RE:        Progress Energy, Inc.
Definitive 14A
Filed March 30, 2007
File No. 1-15929

Dear Ms. Quarles,

As previously discussed with you, this letter is to confirm that Progress Energy, Inc. intends to respond to the comments contained in your letter dated August 21, 2007 and will do so by October 12, 2007.

Please call me with any questions concerning this letter at (919) 546-6826.

Sincerely,

/s/ ROBERT E. SMITH

Robert E. Smith
Associate General Counsel

cc:  Mr. Brian J. Lane